September 11, 2025

Mark White
Chief Executive Officer
Nexalin Technology, Inc.
1776 Yorktown, Suite 550
Houston, TX 77056

       Re: Nexalin Technology, Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-41507
Dear Mark White:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
General

1. In future filings, please ensure that a preliminary proxy statement and preliminary form of proxy are on file with the Commission for at least ten calendar days prior to the date a definitive proxy statement and definitive form of proxy are first sent to security holders if any "non-routine" matters are to be acted upon. Please refer to Rule 14a-6(a) of Regulation 14A. In this regard, we note that you filed a definitive proxy statement on January 17, 2024 to approve an amendment to Nexalin's certificate of incorporation to effect a reverse stock split without first filing a preliminary proxy statement.
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 65

2. Your conclusion in your current report on internal control over financial reporting refers to disclosure controls and procedures rather than internal control over financial
       reporting. Please amend your filing to disclose management   s
conclusion on the
       effectiveness of your internal controls over financial reporting as of December 31,
       2024. We remind you that management is not permitted to conclude that internal
 September 11, 2025
Page 2

       control over financial reporting is effective if there are one or more material weaknesses in the internal control over financial reporting. Refer to
Item 308(a)(3) of
       Regulation S-K.

Exhibits 31.1 and 31.2, page EX-31

3. We note that the certifications provided as Exhibits 31.1 and 31.2 do not include paragraph 4(b) pursuant to Item 601(b)(31) of Regulation S-K. Please amend your filing to provide revised certifications as well as full Item 9A disclosures and financial statements. Refer to Question 246.13 of the Regulation S-K Compliance & Disclosure
       Interpretations for guidance. Please also make conforming changes in all of your future periodic filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Tracey Houser at 202-551-3736 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Conlon Danberg at 202-551-4466
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services